November 18, 2022

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
Washington, D.C. 20549

RE:    ALLETE, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 16, 2022
Response dated October 26, 2022
    File No. 001-03548

Dear Mr. Horowitz:

Set forth below is the response of ALLETE, Inc. to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter to the Company dated November 4, 2022 (the “comment letter”). References in this letter to “ALLETE”, “we”, “us”, “our”, or the Company mean ALLETE, Inc. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2021 (“2021 Form 10-K”).

For convenience of reference, the SEC Staff comments are reprinted below in italics and are followed by the Company’s response.

Response dated October 26, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.Your response to prior comment 2 does not appear to provide information regarding future capital expenditures for climate-related projects. Please tell us about and quantify climate-related capital expenditures made during 2022 and amounts budgeted for future periods.

Company Response:
In 2022, the Company has made capital expenditures totaling $22.5 million for the nine months ended September 30, 2022 related to approximately 20 MW of solar energy projects being constructed in Minnesota that support, in part, Minnesota Power’s clean energy transition plans, which include its vision of delivering 100 percent carbon-free energy to customers by 2050. Capital expenditures of approximately $43.6 million related to these solar energy projects are expected for the full year 2022. This compares to total capital expenditures of approximately $155 million for the nine months ended September 30, 2022 and total capital expenditures of approximately $240 million expected for the full year 2022.

During the years 2023 through 2027, the Company expects to incur additional capital expenditures to support Minnesota Power’s clean-energy transition plans. These planned capital expenditures include approximately $300 million to build 200 MW of solar energy facilities, approximately $185 million to build 200 MW of wind energy facilities in partnership with others, and approximately $20 million to establish a storage energy pilot project.

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802

2.In response to prior comment 4, you state that you "have experienced increasing rates and deductibles for property insurance, and lower sub-limits for natural perils such as flooding and severe storms, with a larger impact at wind energy facilities located in areas more susceptible to these weather events." Tell us how you considered providing disclosure regarding these changes and future period weather-related impacts to the cost or availability of insurance.

Company Response:
As part of our disclosure controls and procedures, the Company evaluates a number of factors when considering whether to provide disclosures in its filings. The Company considered the change in premiums from 2019 through 2021 to be immaterial in relation to the approximately $260 million annual operating and maintenance expenses in those years, especially when we considered the $700 million increase in property, plant, and equipment balances over the same time period. We also have not been materially impacted by the increased deductibles or lower sub-limits for wind energy facilities to date and at this time do not expect to be impacted materially in the future as these changes have been largely specific to areas more susceptible to natural perils, such as Oklahoma where our Diamond Spring and Caddo wind energy facilities are located. The majority of the Company’s operations are not located in Oklahoma or other areas we consider more susceptible to these natural perils. We will continue to consider for disclosure current and future weather-related impacts to the cost or availability of insurance as part of our disclosure controls and procedures, and will provide disclosures in our filings when those impacts become or are expected to become material.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need. We believe this letter responds adequately to your comment, but if you have any further questions or comments regarding this letter on our response dated October 26, 2022 or our 2021 Form 10-K, filed on February 16, 2022, please contact me at 218-355-3533 or at smorris@allete.com.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Senior Vice President and Chief Financial Officer
ALLETE, Inc.

cc: Anuja A. Majmudar, Attorney-Adviser
Ethan Horowitz, Accounting Branch Chief
Bethany M. Owen, Chair, President and Chief Executive Officer

ALLETE, Inc. 30 West Superior Street, Duluth, Minnesota 55802